Mail Stop 4-6


      April 6, 2005

Mr. Alexander Vesak
American Media Systems Co.
3500 Cornett Road
Vancouver, British Columbia, V5M2H5

      RE:	American Media Systems Co.
   Registration Statement on Form SB-2
   Filed March 7, 2005
   File No. 333-123169

Dear Mr. Vesak:

      We have reviewed your filing and have the following accounting comments. Please note that our comments on non-accounting matters will follow shortly under separate cover. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any question you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Update the financial statements pursuant to Item 310(g) of Regulation S-B, as needed.
2. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Financial Statements, page 21

Balance Statement, page 23
3. Revise to separately state individually significant amounts included in accrued expenses.
4. We noted the Company`s equipment was acquired from Mr. Vesak and recorded at an agreed upon amount of $44,400 as disclosed in Note 3.
The issuance of equity to promoters or major stockholders in exchange for no monetary assets prior to an IPO should be valued at the promoter`s or stockholder`s historical basis as determined by GAAP.
Please refer to the guidance of SAB Topic 5.G and revise the financial statements and explanatory note as necessary. If a revision is necessary, revise the certain relationships and related transactions section to reflect any changes.

Note 2 Summary of Significant Accounting Policies, page 28
5. Please revise to include a discussion on the accounting policies related to the Brand Specialists contractual relationship. Also please expand the MD&A section to include a discussion of these policies and their impact on the financial statements.
6. Disclose the reporting currency on the face of the financial statements. Provide a note that discloses the functional currency, if different from the reporting currency, and describe how you apply
SFAS 52.

Note 4 Advances from a Related Party, page 31
7. Upon review of the MD&A section, we noted the amount due to related parties was disclosed as "due on demand" whereas Note 4 disclosed "no stated terms of repayment." Please revise Note 4 or the MD&A section to disclose consistent repayment terms of this amount.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.







      You may contact Brian Bhandari, at (202) 824-5696 if you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Adam Halper, at
(202) 824-5523 or Sara Kalin, at (202) 942-2986.  If you require further assistance you may contact the undersigned, at (202) 942-1818, or Barbara Jacobs, Assistant Director, at (202) 942-1800.

							Sincerely,


							Mark P. Shuman
							Branch Chief - Legal


cc:	Conrad C. Lysiak, Esq.
	601 West First Avenue, Suite 503
	Spokane, Washington 99201
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American Media Systems Co.
April 6, 2005
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